Mail Stop 4561

September 18, 2008

Mr. Richard P. Conway
Principal Financial Officer
DSI Realty Income Fund VII
6700 E. Pacific Coast Highway
Long Beach, CA 90803

      Re: **DSI Realty Income Fund VII**
                Form 10-KSB for the year ended December 31, 2007
                File No. 2-83291

Dear Mr. Conway:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief